UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-30684

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

     For Period Ended: April 2, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Bookham, Inc.
Former name if applicable: Not applicable.
Address of principal executive office (Street and number): 2584 Junction Avenue
City, state and zip code: San Jose, California, 95134

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant has been working diligently to prepare its condensed consolidated financial statements for the quarter ended April 2, 2005 and such condensed consolidated financial statements have been substantially completed. However, the additional time required to review and finalize the condensed consolidated financial statements exceeds the time available prior to the filing deadline and consequently the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended April 2, 2005 within the prescribed period without unreasonable effort or expense. This required additional time is needed principally as a result significant demands on the Registrant’s management and accounting personnel in recent months, including those resulting from the Registrant’s transfer of its principal accounting functions from its offices in the United Kingdom to those in the United States, which was recently undertaken as a result of the Registrant’s reincorporation in the United States, which led to increases in the time required to perform control procedures and to develop and analyze information in connection with the closing of our books for the quarter ended April 2, 2005.

     The Registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended April 2, 2005 on or before May 17, 2005.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Stephen Abely, (408) 919-1500.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes          ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes          ☑ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bookham, Inc.

(Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2005	By:	/s/ Giorgio Anania

	Name:	Giorgio Anania
	Title:	President and Chief Executive Officer